CALLAHAN CAPITAL PROPERTIES, INC.
10 South Riverside Plaza, Suite 1250
Chicago, Illinois 60606
(312) 798-6100
September 7, 2010
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Callahan Capital Properties, Inc. Registration Statement on Form S-11 Filed December 11, 2009 File No. 333-163676
Ladies and Gentlemen:
     Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Callahan Capital Properties, Inc. (the “Company”) hereby respectfully requests the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-11 (File No. 333-163676), together with all exhibits thereto, initially filed on December 11, 2009, as subsequently amended on January 19, 2010 (collectively, the “Registration Statement”).
     The Company requests withdrawal of the Registration Statement because it has determined not to proceed with the public offering contemplated by the Registration Statement due to unfavorable market conditions. The Company hereby confirms that no securities have been or will be sold pursuant to the Registration Statement and such Registration Statement was not declared effective.
     In accordance with Rule 477(c) under the Securities Act, the Company advises that it may undertake a subsequent private offering of securities in reliance upon Rule 155(c) under the Securities Act. The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Sincerely, CALLAHAN CAPITAL PROPERTIES, INC.
By:	/s/ Timothy H. Callahan
Timothy H. Callahan,
Chairman of the Board of Directors, President and Chief Executive Officer